Results of January 31, 2008 shareholder meeting
(Unaudited)

The annual meeting of shareholders of the fund was held on January 31, 2008.

At the meeting, each of the nominees for Trustees was elected, as follows:

	    	 Votes		Votes
		For		Withheld
Jameson A. Baxter		131,134,779		12,090,174
Charles B. Curtis		131,126,775		12,098,178
Robert J. Darretta          131,050,647         12,174,306
Myra R. Drucker		131,117,663		12,107,290
Charles E. Haldeman, Jr.		131,174,037		12,050,916
John A. Hill		131,121,154		12,103,799
Paul L. Joskow		131,131,924		12,093,029
Elizabeth T. Kennan		131,071,563		12,153,390
Kenneth R. Leibler		131,103,916		12,121,037
Robert E. Patterson		131,193,551		12,031,402
George Putnam, III		131,129,232		12,095,721
W. Thomas Stephens		131,138,830		12,086,123
Richard B. Worley		131,131,736		12,093,217




All tabulations are rounded to nearest whole number.